UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

AMENDMENT NO. 2 TO FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Commission File No. 000-51401

Federally chartered corporation	36-6001019
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

111 East Wacker Drive
Chicago, IL	60601
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 565-5700

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Capital stock, $100 per share par value

Explanatory Note

This Amendment No. 2 to the Form 10 (“Amendment No. 2”) is being filed solely for the purpose of amending and restating Items 6 and 15 of the Form 10 originally filed by the Federal Home Loan Bank of Chicago (the “Bank”) on December 14, 2005, as amended by Amendment No. 1 to the Form 10 filed on February 10, 2006 (the “Form 10”).

The Summary Compensation Table in Item 6 (the “Table”) has been revised to reflect corrected amounts in the “bonus” and “other annual compensation” columns and to include a revised list of the Bank’s four most highly compensated executive officers (in addition to the Bank’s chief executive officer) who were serving as executive officers at the end of 2005 based on total annual salary amounts and the corrected bonus amounts for 2005. Item 6 is also being updated to reflect recent disclosures by the Bank in Item 11 of its Form 10-K Annual Report filed on March 30, 2006, including identification of the outside directors serving on the Bank’s Personnel and Compensation Committee and information about amendments made to the Bank’s Management Incentive Compensation Plan on March 14, 2006.

Item 15 is being amended and restated solely to add the date for Exhibit 10.8.2.1 and to incorporate by reference Exhibit 10.8.2.2, Federal Home Loan Bank of Chicago Management Incentive Compensation Plan as of March 14, 2006, and Exhibit 10.8.9, Federal Home Loan Bank of Chicago Board of Directors 2006 Compensation Policy, from the Bank’s Form 10-K Annual Report filed on March 30, 2006.

Except as described above, no other changes have been made to the Form 10, and this Amendment No. 2 does not amend, update or change the financial statements or disclosures in the Form 10. Except as described above, this Amendment No. 2 does not reflect events occurring after the filing of the Form 10 or modify or update those disclosures, including any exhibits to the Form 10 affected by subsequent events.

Item 6.	Executive Compensation.

The following table sets forth all compensation received from the Bank for the year ended December 31, 2005, by the Bank’s President and Chief Executive Officer (“CEO”) and the other named executive officers. Annual compensation includes amounts deferred.

Summary Compensation Table

			Annual Compensation
Name	Principal Position	Year	Salary	Bonus	Other Annual Comp	LTIP[2] Payout
J. Mikesell Thomas	President and
	Chief Executive Officer	2005	$650,000	$650,000	$29,008	$—

Michael W. Moore [1]	Executive Vice President -
	Financial Markets	2005	416,000	208,000	78,945	146,850

Michael E. McFerrin	Senior Vice President -
	Co-Head-Financial Markets	2005	415,000	143,154	25,487	104,263

Gnanesh Coomaraswamy	Senior Vice President -
	Co-Head-Financial Markets	2005	372,000	128,321	41,257	96,186

Kenneth L. Gould	Executive Vice President -
	Operations	2005	327,500	165,092	27,728	165,940

Charles A. Huston	Executive Vice President -
	Membership Relationship
	Management	2005	260,000	131,066	21,126	116,746

[1]	Mr. Moore resigned effective December 31, 2005.

[2]	Long Term Incentive Plan (LTIP) amount represents payout net of the cost of performance units purchased in 2003. Amount was awarded for the three year performance period ending December 31, 2005 and paid out in the first quarter of 2006.

Personnel and Compensation Committee

The Bank’s Board of Directors established a Personnel and Compensation Committee to assist the Board of Directors in matters pertaining to the employment and compensation of the President and CEO and executive officers and Bank employment and benefits programs in general. The Personnel and Compensation Committee consists of not less than five directors.

The Personnel and Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation of the President and CEO and approving compensation of the executive officers, including base salary, merit increases, incentive compensation and other compensation and benefits. Its responsibilities include reviewing the Bank’s compensation and the compensation at the other FHLBs and other similar financial institutions that involve similar duties and responsibilities. All major components of the Bank’s executive compensation program, other than base salary are linked to annual and long term performance measures.

The Bank’s executive compensation program has three components: base salary, an annual incentive award, and long term incentive award. The two incentive award programs tie executive officer total compensation to different time periods.

The Bank’s Personnel and Compensation Committee is comprised of the following five outside directors:

- Roger Lehmann – Chairman

- James McKenna – Vice Chair

- James Caldwell

- Thomas Goldstein

- Gerald Levy

Summary of Compensation Plans and Employment Agreements

Employment Agreement

In connection with Mr. Thomas joining the Bank on August 30, 2004, the Bank entered into an Employment Agreement with Mr. Thomas. The material terms of the agreement are as follows. Mr. Thomas’ period of employment is scheduled to end on December 31, 2007, subject to automatic one year extensions until such date as the Bank or Mr. Thomas gives notice of non-extension. Mr. Thomas is to receive an annual salary of not less than $625,000 (prorated) for 2004, $650,000 for 2005, $676,000 for 2006 and $703,040 for 2007. The Board of Directors may, in its discretion, increase the base salary from the minimum amount described above. Mr. Thomas is entitled to participate in the President’s Incentive Compensation Plan and Long Term Incentive Compensation Plan, with a minimum total incentive compensation during the period ending not later than December 31, 2007 equal to 100% of base salary for the calendar year (pro rated for any partial calendar years). The maximum total incentive compensation amount is 125% of base salary for the calendar year (pro rated for any partial calendar years). Beginning January 1, 2008, the total incentive compensation target for each calendar year will not be less than 74% of base salary.

Mr. Thomas is also entitled to reimbursement for all expenses and disbursements reasonably incurred in the performance of his employment. In addition, the Bank agreed to reimburse Mr. Thomas up to $10,000 for legal fees incurred in connection with the negotiation of his Employment Agreement. Mr. Thomas and his eligible family members are entitled to participate in any group and/or executive life, hospitalization or disability insurance plan, health program, vacation policy, pension, profit sharing, 401(k) and similar benefit plans or other fringe benefits of the Bank on terms generally applicable to the Bank’s senior executives. If Mr. Thomas chooses not to participate in the Bank’s health program, the Bank is required to pay Mr. Thomas an amount in cash equal to the premiums for the forgone health insurance coverage.

In the event the Employment Agreement is terminated by the Bank without cause or by Mr. Thomas with good reason, in lieu of any of any other severance benefits, Mr. Thomas is entitled to receive an amount equal to two (2) times his base salary as of the date of termination plus his minimum total incentive compensation as of such date. The base salary amounts are payable within ten (10) days of the date a release is executed. 50% of the total incentive compensation amount is payable on each of the first two anniversaries of the termination date. No severance is payable in connection with a non-renewal of the Employment Agreement. The Employment Agreement also provides for certain obligations to which Mr. Thomas has agreed with regard to maintaining confidential information and nonsolicitation of protected employees.

Executive Base Salary

Each year, the base salary for the President and CEO, is determined by the Board of Directors following a recommendation from the Personnel & Compensation Committee and is based on the Committee’s review of the President and CEO’s performance, Bank performance and market data obtained from the other FHLBs and other similar financial institutions.

The Personnel and Compensation Committee also reviews the President and CEO’s recommendations of the base salaries for members of the Bank’s Management Committee. These recommendations are based on the individual performance of each Management Committee member and market data obtained from the other FHLBs and other similar financial institutions.

Annual Incentive Award

The President and CEO’s annual incentive compensation is based on the establishment of performance criteria and targets that are consistent with the Bank’s Business Plan as approved by the Board of Directors. Each year, in January, plan criteria, performance targets, and definitions of plan criteria are established by the Personnel and Compensation Committee and approved by the Board of Directors. Performance criteria may include such factors as profitability, innovation and leadership, market share, and control. Following the plan year, the President’s performance is reviewed by the Personnel and Compensation Committee and measured against the performance targets. Following this review and approval by the Board of Directors, any award made to the President and CEO is paid in cash.

The Management Incentive Compensation Plan, which covers the Bank’s Management Committee, is based on a series of performance criteria that are consistent with the Bank’s Business Plan for the year. Each year, in January, plan criteria, performance targets, and definitions of Plan Criteria are established and approved by the Personnel and Compensation Committee. Performance criteria may include such factors as: profitability, market share, control and System leadership. In addition, one or more key personal goals are established for each participant.

Following the Plan Year, both attainment of performance targets and the completion of individual performance goals are reviewed by the President and CEO and reported to the Personnel and Compensation Committee. The cash portion of any award is payable after the year-end results are reported to the Personnel and Compensation Committee and approved. Awards are paid as follows: 60% in cash and 40% is deferred and held in a Bank-maintained account.

On March 14, 2006, the Bank amended the Management Incentive Compensation Plan to add a discretionary award component of the plan for plan years beginning in 2006 which will be based upon an aggregate discretionary pool amount set annually and approved by the Personnel & Compensation Committee. The Bank also eliminated the deferral component of the award whereby 40% of the award was deferred over a two year period. Awards beginning with the 2006 plan year will be paid entirely in cash. Deferred awards from prior plan years will be fully vested and withdrawable on April 30, 2006.

Long Term Incentive Award

The Long Term Incentive Compensation Plan covers a three year performance period. A new Performance Period is established each year. As of the beginning of each performance period, the Personnel and Compensation Committee, with the approval of the Board of Directors, establishes one or more performance goals. The Personnel and Compensation Committee designates those officers who are eligible to participate in the Plan for the Performance Period.

A Participant may elect to purchase from 20% to 100% of the allocated performance units awarded in the plan. The purchase price for a performance unit is determined by the Personnel and Compensation Committee. A Participant receives three additional performance units for each performance unit purchased and is not required to pay for these additional performance units. A Participant must be actively employed by the Bank at the end of the Performance Period to be vested in these three additional Performance Units.

At the end of the Performance Period, the Personnel and Compensation Committee determines the extent to which the Performance Goals were achieved and the value of the performance unit. Final awards are approved by the Board of Directors. Under this plan, if the Bank fails to meet a minimum threshold established by the Committee, the amount paid out will be less than the amount paid in by the officer, resulting in a negative net return. Payments due for the vested performance units generally are made within ninety (90) days of the end of the Performance Period. If a Participant owns at least three hundred (300) performance units at the end of the Performance Period, the Participant may elect to defer distribution of the Performance Units. A deferral is for a period of not less than two (2) years from the applicable time of payment. Interest accrues on deferred payments from the end of the applicable Performance Period to the date of payment at a rate equal to the 90 day FHLB note.

Below is a table summarizing awards under the Plan for the Bank’s President and CEO and the named executive officers:

Long-Term Incentive Plan Award

					Estimated Future Payouts under Non-Stock Price-Based Plans
Name	Number of Units Purchased(#)	Total Number of Units (#)	Performance Period Until Maturation	Amount Purchased ($)	Threshold ($)	Target ($)	Maximum ($)
J. Mikesell Thomas [1]	—	—	—	$—	$—	$—	$—
Michael W. Moore [2]	Refunded	—	January 1, 2005 - December 31, 2007	(22,355)	—	—	—
Michael E. McFerrin	307	921	January 1, 2005 - December 31, 2007	20,185	16,885	92,100	184,200
Gnanesh Coomaraswamy	226	678	January 1, 2005 - December 31, 2007	14,860	12,430	67,800	135,600
Kenneth L. Gould	272	816	January 1, 2005 - December 31, 2007	17,884	14,960	81,600	163,200
Charles A. Huston	241	723	January 1, 2005 - December 31, 2007	15,846	13,255	72,300	144,600

[1]	Mr. Thomas elected not to participate in the 2005-2007 period plan.

[2]	Mr. Moore resigned effective December 31, 2005.

The table above reflects the total number of performance units purchased in 2005 and estimated payouts to be made in the first quarter of 2008 for the three year performance period ending December 31, 2007, based on the attainment of Bank goals at the end of the performance period. The dollar amount purchased represents the number of purchased performance units multiplied by $65.75 per unit. The total number of units represents both the number of units purchased and additional performance units to be granted at the end of the performance period.

At the end of the performance period the Personnel and Compensation Committee determines the extent to which performance goals were achieved and the value of each purchased performance unit and each granted performance unit. Purchased performance units can have a maximum value of $200, a target value of $100 and a minimum threshold value of $55. Granted performance units have a maximum value of $200, a target value of $100 and a minimum threshold value of $0.

The estimated future payouts columns reflect the value for both the purchased and granted performance units at the end of the performance period at threshold, target and maximum performance.

Retention and Severance Agreements

The Bank’s executive officers and certain other key employees were participants in the Bank’s Employee Severance and Retention Plan, which covered the period from June 30, 2004 to June 30, 2005. Under the plan, if any of the above named executive officers employed at the beginning of the period were to be terminated for other than cause, including a constructive discharge, that officer would have been entitled to receive the greater of: (1) four weeks’ base salary for each full year of calendar service, or (2) one year’s base salary. In addition, the Bank would have made COBRA payments required to continue health insurance benefits for a time period equal to the number of weeks of pay such named executive officer was entitled to receive. Effective July 1, 2005, the Bank has adopted an Employee Severance Plan, covering all Bank employees, which also continues the previously described severance benefits for these named executive officers.

Under the Bank’s Employee Severance and Retention Plan for the period from June 30, 2004 to June 30, 2005, the named executive officers were also entitled to receive a retention payment. In order to receive a retention payment, the named executive officer must have been employed continuously with the Bank during the plan period from June 30, 2004 to June 30, 2005 or the named executive officer must have been terminated other than for cause during the plan period. The retention payment was an amount equal to the named executive officer’s target award percentage payable under the Bank’s Management Incentive Compensation Plan. The retention payment was accrued on a pro-rata basis over the 12 month period and was paid out on June 30, 2005.

Retirement Plans

For a description of the Bank’s retirement plans, see Note 17 to the 2005 Annual Financial Statements.

The following table shows estimated annual benefits payable from the Financial Institutions Retirement Plan and Benefit Equalization Plan combined upon retirement at age 65 and calculated in accordance with the formula currently in effect for specified years-of-service and remuneration classes for the executive officers participating in both plans.

Pension Plan Table

	Years of Service
Remuneration	15	20	25	30	35
300,000	101,250	135,000	168,750	202,500	236,250
400,000	135,000	180,000	225,000	270,000	315,000
500,000	168,750	225,000	281,250	337,500	393,750
600,000	202,500	270,000	337,500	405,000	472,500
700,000	236,250	315,000	393,750	472,500	551,250
800,000	270,000	360,000	450,000	540,000	630,000
900,000	303,750	405,000	506,250	607,500	708,750
1,000,000	337,500	450,000	562,500	675,000	787,500
1,100,000	371,250	495,000	618,750	742,500	866,250
1,200,000	405,000	540,000	675,000	810,000	945,000
1,300,000	438,750	585,000	731,250	877,500	1,023,750

Compensation is the average annual salary (base and bonus) for the five consecutive years of highest salary during benefit service. The formula for determining normal retirement allowance is 2.25% times the number of years of credit service times the highest five-year average salary.

The covered executive officers have approximately the following years of credit service as of December 31, 2005:

Years of Credit Service
J. Mikesell Thomas	0.8
Michael W. Moore [1]	13.4
Michael E. McFerrin	11.0
Gnanesh Coomaraswamy	11.8
Kenneth L. Gould	13.4
Charles A. Huston	13.5

[1]	Mr. Moore resigned effective December 31, 2005.

The regular form of retirement benefits is a straight-line annuity including a lump-sum retirement death benefit. Retirement benefits are not subject to any deductions for Social Security benefits or other offset amounts.

Compensation Committee Interlocks and Insider Participation

No member of the Bank’s Personnel and Compensation Committee has at any time been an officer or employee of the Bank. No Executive Officer of the Board serves as a member of the Board of Directors or the Personnel and Compensation Committee of the Bank.

Compensation of Directors

The Bank has established a policy governing the compensation and travel reimbursement provided its Board of Directors. The goal of the policy is to compensate members of the Board of Directors for work performed on behalf of the Bank. Under this policy, compensation is comprised of per-meeting fees which are subject to an annual cap established by the GLB Act. The fees compensate Directors for time spent reviewing materials sent to them on a periodic basis by the Bank, for preparing for meetings, for participating in any other activities for the Bank and for actual time spent attending the meetings of the Board or its committees. Directors are also reimbursed for reasonable Bank-related travel expenses. Total Directors’ fees paid by the Bank during 2005, 2004 and 2003 were $211,104, $289,580 and $274,586, respectively. Total Directors’ travel expenses paid by the Bank were $93,726, $73,341 and $46,441, respectively.

The following table sets forth the per-meeting fees and the annual caps established for 2006 and 2005:

	2006		2005
	Per Meeting Fee	Annual Cap	Per Meeting Fee	Annual Cap
Chair	$4,300	$29,357	$4,200	$28,364
Vice-chair	3,500	23,486	3,400	22,692
Other members	2,700[1]	17,614	2,600[2]	17,019

[1]	This fee is $2,900 for a member that is chairing one or more committee meetings.

[2]	This fee is $2,700 for a member that is chairing one or more committee meetings.

Item 15.	Financial Statements.

(a) The Bank’s financial statements included as part of this Form 10 are identified in the Table of Contents to the 2004 Annual Financial Statements and Notes and in the September 30, 2005 Financial Statements and Notes, as set forth starting on page F-1 of this Form 10, and are incorporated in this Item 15 by reference.

(b) Exhibits – previously filed

Exhibit No.	Description
3.1	Federal Home Loan Bank of Chicago Charter

3.2	Federal Home Loan Bank of Chicago Bylaws

10.1	Lease for Lincoln-Carlyle Illinois Center & FHLBC dated 12/30/97-7/31/11

10.1.1	First Amendment to Lease (12/15/2000)

10.1.2	Second Amendment to Lease (10/29/2003)

10.2	Advances, Collateral Pledge and Security Agreement

10.3	Written Agreement between the Federal Home Loan Bank of Chicago and the Federal Housing Finance Board dated June 30, 2004

10.3.1	Amendment No. 1 to Written Agreement between the Federal Home Loan Bank of Chicago and the Federal Housing Finance Board dated October 18, 2005.

10.4	Mortgage Partnership Finance Program Participating Financial Institution Agreement [Origination or Purchase]

10.4.1	Mortgage Partnership Finance Program Participating Financial Institution Agreement [Purchase Only]

10.5	MPF Services Agreement between FHLB Pittsburgh and FHLBC dated 4/30/99

10.5.1	First Amendment to Mortgage Partnership Finance Services Agreement

10.5.2	Second Amendment to Mortgage Partnership Finance Services Agreement

10.5.3	Third Amendment to Mortgage Partnership Finance Services Agreement

10.5.4	Fourth Amendment to Mortgage Partnership Finance Services Agreement

10.5.5	Fifth Amendment to Mortgage Partnership Finance Services Agreement

10.5.6	Sixth Amendment to Mortgage Partnership Finance Services Agreement

10.5.7	Seventh Amendment to Mortgage Partnership Finance Services Agreement

10.5.8	Pro Rata MPF Participation Agreement

10.6	MPF Investment & Services Agreement between FHLB Boston and FHLBC dated 4/20/00

10.6.1	First Amendment to Mortgage Partnership Finance Investment & Services Agreement

10.6.2	Second Amendment to Mortgage Partnership Finance Investment & Services Agreement

10.6.3	Third Amendment to Mortgage Partnership Finance Investment & Services Agreement

10.6.4	Fourth Amendment to Mortgage Partnership Finance Investment & Services Agreement

10.7	Mortgage Partnership Finance Program Liquidity Option and Master Participation Agreement

10.7.1	First Amendment to Liquidity Option and Master Participation Agreement

10.7.2	Second Amendment to Liquidity Option and Master Participation Agreement

10.8	Employment Agreement between the Chicago Federal Home Loan Bank and J. Mikesell Thomas dated August 30, 2004

10.8.1	Federal Home Loan Bank of Chicago President’s Incentive Compensation Plan

10.8.2.1	Federal Home Loan Bank of Chicago Management Incentive Compensation Plan, as of March 15, 2005

10.8.2.2	Federal Home Loan Bank of Chicago Management Incentive Compensation Plan, as of March 14, 2006*

10.8.3	Federal Home Loan Bank of Chicago Long Term Incentive Compensation Plan

10.8.4	Federal Home Loan Bank of Chicago Benefit Equalization Plan

10.8.5	Federal Home Loan Bank of Chicago Employee Severance and Retention Plan

10.8.6	Federal Home Loan Bank of Chicago Employee Severance Plan

10.8.7	Federal Home Loan Bank of Chicago Board of Directors 2004 Compensation Policy

10.8.8	Federal Home Loan Bank of Chicago Board of Directors 2005 Compensation Policy

10.8.9	Federal Home Loan Bank of Chicago Board of Directors 2006 Compensation Policy*

*	Filed with the Form 10-K Annual Report filed on March 29, 2006 and incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Federal Home Loan Bank of Chicago

/s/ J.MIKESELL THOMAS
By:	J. Mikesell Thomas
Title:	President and Chief Executive Officer

Date: March 31, 2006

End of Filing